Joshua D. Brinen Attorney at Law New York Office jbrinen@brinenlaw.com Member New York, New Jersey, Florida, California, Texas & Nevada Bar LL.M. in Taxation

May 26, 2021

VIA EDGAR ELECTRONIC FILING ONLY

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Attn: Jeffrey Gabor, Esq.

Re:	CannaPharmaRx, Inc. (the “Issuer”)
Post-Effective Amendment to Prospectus
Filed: April 15, 2021
File No.: 333-251016
Our File No.: CPMD.15

Dear Attorney Park:

On behalf of CannaPharmaRx, Inc. (the “Company”), we are hereby filing amendment number 1 the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on May 14, 2021.

Registration Statement on Form S-1 filed May 14, 2021

General

1.	Because you are ineligible to conduct an at the market offering under Securities Act Rule 415(a)(4), your primary offering of 10 million shares of common stock must be conducted at a fixed price for the duration of the offering. Please revise to disclose the fixed price at which the shares will be sold.

Response: The primary offering of 10 million shares of common stock have been removed from this registration statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and e-mail address.

Thank you very much.

Should you have any questions, please do not hesitate to contact me at the New York office or via electronic mail at jbrinen@brinenlaw.com.

Yours truly,

Brinen & Associates, LLC

/s/ Joshua D. Brinen

Joshua D. Brinen

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